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                                                              June 20, 2005


VIA FAX

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:   Builders FirstSource, Inc.
            Amendment No. 5 to Registration Statement on Form S-1, filed June 15, 2005
            SEC File No. 333-122788

Dear Ms. Hardy:

      On behalf of Builders FirstSource, Inc., we submit this letter to respond to your letter to Donald F. McAleenan dated June 17, 2005, with respect to the above-referenced filing.

      For ease of reference, the Staff's comments are set forth below in italics. The Company's response to each of the Staff's comments is set forth immediately below the text of the comment to which it relates. The headings below correspond to the headings as set forth in the Staff's comment letter referenced above.

      We are also providing herewith, for the supplemental review of the Staff, amended disclosure in response to the Staff's Comments referenced above and amended exhibits in response to the Staff's Comments, marked to show changes from the versions on which the Staff commented.

Management, page 69

1.    Q.    The first paragraph under the list of directors and executive officers which states all members are elected annually, should be expanded to also disclose, as is stated on page 71, that immediately prior to the consummation of the offering, the company will amend and restate its articles of incorporation and by-laws to provide that board members will
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Jennifer R. Hardy, Esquire
June 20, 2005
Page 2 of 5


            be divided into three classes, each of whose members will serve for a staggered three-year term.

      A. In response to the Staff's comment, the disclosure on page 69 has been revised accordingly.

Board Committees, page 71

2.    Q.    If the company has appointed the members of its audit committee, the disclosure should be updated to identify the members.

      A. In response to the Staff's comment, the disclosure on page 71 has been updated accordingly.

3.    Q.    With respect to the termination clause in Section 9(y)(iv), (v) of the underwriting agreement, please indicate that termination may only be based on events which results in a material impairment of the agreement to offer the securities for sale, particularly with respect to the referenced "outbreak or escalation of hostilities or acts of terrorism involving the United States . . ." and "any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere." Moreover, please be advised that the underwriting agreement may only be terminated based on the Underwriters' judgment in the following two circumstances:

                  - where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and

                  - where major hostilities or an act of terrorism involving the United States or a national or international calamity or emergency, makes it impractical or inadvisable to proceed with the completion of the sale and payment for the securities.

            Accordingly, please delete the statement that the underwriters may terminate the offering if they determine that a specified event makes it impracticable or inadvisable to proceed with the public offering or the delivery of the shares on the terms and in the manner contemplated in the registration statement and the prospectus, or otherwise, supplementally explain how these provisions are consistent with a firm commitment offering.

            Please similarly revise or supplementally explain how the language in Section 9(x) relates to the occurrence of a material, adverse event affecting the issuer that materially impairs the investment quality of the shares, rather that permitting the underwriters to abrogate their obligation to purchase the shares based upon an inability to market the
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Jennifer R. Hardy, Esquire
June 20, 2005
Page 3 of 5


            securities. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

            A. In response to the Staff's comment, and as discussed with the Staff by telephone call this morning, the underwriters acknowledge that Section 9 of the underwriting agreement, consistent with the First Boston Corporation, September 3, 1985 no action letter, does not operate to permit the underwriters to terminate their obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities markets in general, or (2) an inability to market the securities, and that Section 9 of the underwriting agreement is consistent with the requirements of a firm commitment underwriting.
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Jennifer R. Hardy, Esquire
June 20, 2005
Page 4 of 5


Legality Opinion, Exhibit 5.1

4.    Q.    We note counsel's assumption that "the Company has received the entire amount of the consideration" for the secondary shares being registered for resale by the selling shareholders. Please submit a revised legality opinion that does not contain this assumption, as counsel must opine that the shares being registered for resale have been fully paid at the time the registration statement is declared effective.

      A. In response to the Staff's comment, the legality opinion has been revised accordingly.

5.    Q.    When submitting your revised legality opinion, please also remove the assumption related to "due [corporate] authorization by all requisite action," as this assumption is overly broad.

      A. In response to the Staff's comment, the legality opinion has been revised accordingly.
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Jennifer R. Hardy, Esquire
June 20, 2005
Page 5 of 5


Tax Opinion, Exhibit 8.1

6.    Q.    We note the tax opinion's statement that the discussion in the prospectus "constitutes, in all material respects, a fair and accurate summary of the United States federal tax considerations that are anticipated to be material to Non-U.S. Holders who purchase
            Common Stock pursuant to the Registration Statement." Please submit a revised tax opinion that opines on the material tax consequences of the transaction, rather than the fairness or accuracy of the prospectus disclosure. We would not object to the applicability of this statement to general, non-material, tax consequences.

      A. Based on our discussion on June 17, 2005 with Mr. Matt Franker of the Staff, we have concluded that no tax opinion is required and request that the Staff disregard the previously filed tax opinion.

7.    Q.    When submitting your revised tax opinion, remove the statement that
            "[t]his opinion is furnished to you solely for your benefit in connection with [sic] Registration Statement and is not to be relied upon by anyone else without prior written consent," as counsel is not permitted under the federal securities laws to state or imply that investors are not entitled to rely on its opinion.

      A. Based on our discussion on June 17, 2005 with Mr. Matt Franker of the Staff, we have concluded that no tax opinion is required and request that the Staff disregard the previously filed tax opinion.

      By letter dated June 16, 2005, the Company requested that the Registration Statement be declared effective at 1:00 PM on Tuesday June 21, 2005. We would very much appreciate the Staff's cooperation in that regard. Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at
(302) 651-3001.

                                            Very truly yours,

                                            /s/ Allison L. Amorison
                                            -----------------------
                                            Allison L. Amorison

cc:   Nathan Cheney
      Ryan Rohn
      Matt Franker
      Donald F. McAleenan